strategy

experience

endurance

F I T

core strength



MDSI Mobile Data Solutions Inc.

2001 Annual Report

MDSI

a new management team of Company and industry veterans is leveraging MDSI's blue chip customer base, proven, enhanced product, and solid balance sheet to return MDSI's focus to profitability and growth of its core business.

MDSI Mobile Data Solutions Inc. is the leading provider of mobile workforce management solutions.

MDSI's suite of applications improves customer service and relationships, and reduces operating costs by empowering service companies to optimally manage their field resources. The Company also provides all of the professional services, wireless connectivity, and hosting capabilities necessary to implement its solutions.

CONTENTS:

This Annual Report contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this Annual Report include statements regarding MDSI's expectations as to: the amount and timing of MDSI's revenues and earnings in future periods; the amount and adequacy of MDSI's cash reserves in future periods; the growth of its sales force in the EMEA region; and the success and benefits of its strategy for the commercial field service market. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: the failure of MDSI to achieve anticipated levels of cost savings and the risk that such cost reduction efforts may adversely affect the ability of MDSI to achieve its business objectives; the failure of MDSI to successfully execute its business strategies; the effect of slowing United States and international economies generally, as well as economic trends and conditions in the vertical markets that MDSI serves; the effect of the risks associated with technical difficulties or delays in product introductions and improvements; product development, product pricing or other initiatives of MDSI's competitors; the possibility that our potential customers will defer purchasing decisions due to economic or other conditions or will purchase products offered by our competitors; risks associated with litigation; and other risks and uncertainties detailed in MDSI's Annual Report on Form 10-K filed with the Securities and Exchange Commission. MDSI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To our shareholders

For MDSI, 2001 was about getting fit. The Company needed to be leaner to reflect a difficult year for our core markets, particularly telecommunications, cable and broadband, where industry conditions forced companies to dramatically reduce spending. We also needed to be more strategically fit, to get back to doing what made us a big success in the first place. I am pleased to say that we have made significant progress.



Erik Dysthe

President and Chief Executive Officer
Chairman
MDSI Mobile Data Solutions Inc.

SEEING RESULTS

I returned as CEO in March 2001, and after two difficult quarters with lots of hard work from our entire Company, we were in much better shape. In the third quarter, we broke even on the strength of our core mobile workforce management business and we had a clean and solid balance sheet. We ended 2001 with as much cash in the bank as we had at the beginning of the year, and fully sufficient to execute plans for 2002. MDSI has no long-term debt, no intangible assets, and our customers are typically very strong. While, clearly, there are still challenges ahead of us, this was an excellent start.

STRENGTHENING THE TEAM

My first initiative after stepping back in was to build an experienced, effective and lean management team that could act quickly and decisively to make some difficult changes. As a result, we saw a lot of turnover in MDSI's executive offices over the year and early into 2002, but I am extremely happy with the team and with the changes that we all have made.

One important change was the return of Peter Hill Rankin, Executive Vice President, Operations. A Company founder like me, Peter held the same or similar positions at MDSI and its predecessor companies before taking time off in 1997. MDSI also made significant changes to its sales and customer support organizations, each time bringing in Company and industry veterans that have proven time and again that they can get the job done. Additionally, we restructured our Board of Directors, making it more independent, smaller, and more engaged.

Perhaps the most necessary, and definitely the most difficult, organizational change was reducing our workforce. MDSI's new management team emphasizes fiscal responsibility, and these reductions, while painful, were key to saving MDSI millions of dollars per quarter and putting the Company back on the path to profitability.

DETERMINING STRATEGIC FIT

Beyond getting financially fit, we also needed to determine what aspects of our business fit strategically. Consequently, we put the emphasis back on our core software and services business, where our true strength lies and where we see the greatest opportunities for growth. We implemented practices that would help us deliver better, more functional solutions on time and on budget and help us guarantee that every customer is a great reference—tenets that I lived by in my previous time as MDSI's CEO.

IMPROVING RESULTS


0.2
0
- 0.2
- 0.4
- 0.6
-0.8
Q1 2001
Q2 2001
Q3 2001
Q4 2001

Earnings Per Share

☐ GAAP fully diluted ☐ Pro forma fully diluted

Q1 – New management team starts after Q1.

Q2 – Corporate reorganization results in one-time charges.

Q3 – Cost reductions take hold, break-even achieved within two quarters after management change.

Q4 – MDSI generates pro forma profit of $0.05 per share before provision for doubtful accounts.



The focus on our core business meant de-emphasizing the Hosting and IT Services business, or what we used to call eBusiness. We put our Web-based "eService" initiatives on hold, trimmed back the business to just the core Connectria operations (our St. Louis subsidiary which continues to represent virtually all of the revenues for the category) and renamed the business "Hosting and IT Services." The ASP (Application Service Provider) version of Advantex™, which used to belong to eBusiness, is now part of our core operations and remains a viable option for our traditional customers. Our Hosting and IT Services group is still solid, but without a strong market for Web-based or hosted workforce management solutions, there is not a compelling fit between it and our core business. We are investigating alternatives to address this issue.

2002: GETTING STRONGER

During 2002, we are undertaking three major initiatives to help get MDSI even more fit: further expansion in the EMEA (Europe, Middle East and Africa) region, enhancing Advantex r7, and penetrating the large and diverse commercial field service market with a new wireless enablement solution.

STRETCHING OUT

The EMEA region is very promising for MDSI. We already have eight excellent customers across Europe: the national Belgian, Irish, Norwegian and Danish telecommunications companies, two utilities in the United Kingdom, and one each in the Netherlands and Denmark. While this is a great foothold and a competitive advantage, we have only scratched the surface. The opportunity in Europe alone is as big or bigger than in North America, where most of MDSI's customers reside. As a result, throughout 2002 we are dedicating additional marketing resources to the region and adding new sales staff, with some already signed on.

ENHANCING CORE STRENGTH

We are also enhancing the functionality of our product suite. When we first developed Advantex r7, the focus was on advancing the architecture to offer customers the flexibility to grow to any size, operate across a variety of server and mobile device platforms, and use Advantex over the Internet. Now that we have accomplished that goal, we are back to making the product even richer.

For example, MDSI is in the process of enhancing its scheduling module and adding street level routing capabilities that will let Advantex use street map detail to enhance the scheduling of mobile workers and provide routes that reduce driving time.

We will also be adding a configuration tool set, called Advantex Compose, that will accelerate implementations, provide a simpler upgrade path, and give customers, systems integrators and other partners the ability to configure Advantex themselves to meet customers' ever-changing needs. Advantex Compose will provide a major boost to Advantex's already compelling return on investment. For MDSI, Advantex Compose will let us work more closely with partners to sell and implement our solutions, and it will create a stronger business model by streamlining and standardizing certain product development, implementation and customer support processes.

EXPANDING OPPORTUNITIES

Lastly, we have a strategy to penetrate the commercial field service market. This market comprises a wide variety of companies, such as those in office, building and home equipment repair, that rely on mobile workers to deliver service to customers. MDSI is offering the market a powerful wireless enablement product (a subset of Advantex that includes wireless connectivity and mobile applications software) that extends the field service software of incumbent suppliers with a truly robust mobile solution. To date, only lightweight options have been available, so MDSI can satisfy a long-standing business need. MDSI has already established a relationship with one major customer relationship management software supplier to this market, and has opportunities with others. While this initiative is still in its early days, the commercial field service market is believed to be larger than MDSI's core markets combined, and represents a very interesting growth opportunity for the Company.

MDSI achieved a great deal in 2001. Despite very difficult economic conditions, particularly in our core markets, we made significant financial and strategic gains that we don't intend to give back. We have a number of programs underway for 2002, which we are confident will help the Company become stronger. While the economy is still uncertain, that will change. In the meantime, MDSI will continue to keep a very close eye on the bottom line, focus on being the best in mobile workforce management, and become even more fit.

Erik Dysthe

MDSI Mobile Data Solutions Inc.

MDSI: shaping up field service

On a daily basis, field service organizations (organizations that deliver customer service through mobile workers) are challenged to efficiently assign and dispatch work requests to their workforce, monitor progress, respond to changing conditions, and measure performance. Typical problems include: missed appointments; unnecessary overtime; repeat customer visits to get the job done right; jobs that take too long to complete; delayed status reports; inadequate information collected from/supplied to the field; redundant data entry work; and excessive driving time.

As the leading provider of mobile workforce management solutions, MDSI Mobile Data Solutions Inc. solves these problems. MDSI's suite of applications improves customer service and relationships, and reduces operating costs by empowering service companies to optimally manage their field resources. The Company also provides all of the professional services, wireless connectivity, and hosting capabilities necessary to implement its solutions.

MDSI's solutions "shape up" field service organizations and deliver rapid and compelling returns on investment. For example, Belgacom SA's (Belgium's national telecommunications provider) implementation of MDSI's Advantex r7 was named the best example of technology innovation at the European eWeek 2001 Awards. The achievement resulted from measurable bottom line results such as a 100% increase in the number of mobile workers that Belgacom's dispatchers could manage. Belgacom had only used the product for a very short time when they won the award. Others who have been using MDSI's solutions longer have shown even more dramatic payback.



"Overall productivity of Tele Danmark's mobile workforce has increased by 27%. Private customer satisfaction with Tele Danmark keeping appointments has increased from just over 85% to just under 95%. With the system now handling approximately 8,000 orders per day, we decided that it was a good time to upgrade to Advantex r7 for increased scalability, an open, flexible database structure and a Web interface that gives contractors access to the system."

- TDC Tele Danmark



"We were handling 1.7 orders per hour, and recently measured productivity of 2.2 orders per hour. We hope to improve on this figure in the very near future. Overall, we are impressed with the MDSI implementation team and the stability of the Advantex system."

- Virginia Natural Gas

"Gone are the repeat calls and incorrectly recorded information associated with voice dispatching. Paperwork will be a thing of the past."

- Southern Company

Endurance from unmatched experience

Since opening its doors in 1993, MDSI has implemented its solutions for over 100 major customers around the world in the utilities (electric, gas and water), telecommunications, cable and broadband markets. This unmatched experience and customer base makes MDSI the worldwide leader in mobile workforce management, an expert in its markets, and gives the Company an edge for enduring success.

MDSI reinforced its competitive edge in 2001 by signing contracts with several new customers, as well as upgrading several current customers to the Advantex r7 suite. Today, almost 20 of MDSI's customers are either using or are in the process of implementing Advantex r7.

Even while many substantial opportunities still exist in MDSI's core markets, the Company continues to pursue additional opportunities for growth through an enhanced focus on EMEA (Europe, Middle East, and Africa), and through penetration of the commercial field service market.


CABLE

MOBILE WORKFORCE MANAGEMENT FOR OVER 100 MAJOR CUSTOMERS WORLDWIDE:







The following is just a sample of companies benefiting from MDSI's solutions.

NORTH AMERICA: UTILITY

City of Houston
City Public Service of San Antonio
Consumers Energy Company
Equitable Resources
Florida Power & Light
KeySpan Energy
KN Energy
Las Vegas Valley Water District
Long Beach Gas & Electric
Los Angeles Department of Water and Power
Memphis Light, Gas & Water
New Jersey Natural Gas
Pacific Gas and Electric Company
PECO Energy Company
Piedmont Natural Gas
Public Service Company of New Mexico
Reliant Energy
Rochester Gas & Electric
San Diego Gas & Electric
Southern California Edison
Southern Connecticut Gas
Vectren Corporation

NORTH AMERICA: TELCO / CABLE / BROADBAND

Adelphia
Cox Communications
Manitoba Telecom Services
Rogers Cablesystems
Smart City Telecom
TXU Communications
Vidéotron
WINfirst

INTERNATIONAL: UTILITY

British Gas Service (United Kingdom)
Manila Electric Company (Philippines)
NESA A/S (Denmark)
Nuon (the Netherlands)
Yorkshire Water Services (United Kingdom)

INTERNATIONAL: TELCO / CABLE / BROADBAND

Belgacom SA (Belgium)
Bravida (Norway)
eircom (Ireland)
Optus (Australia)
TDC Tele Danmark A/S (Denmark)

Core strength from focused development

At the core of MDSI's success is its mobile workforce management solution, Advantex. By efficiently managing the life cycle of work orders and the day of mobile workers who execute them, Advantex is the most comprehensive mobile workforce management product available. Advantex optimizes and automates field service operations and empowers mobile workers, dispatchers and supervisors with timely, critical information to help them deliver top-quality service, respond to changing conditions and operate efficiently.

Advantex schedules work requests and, using numerous business rules, assigns them to the best available mobile worker. Then, it automatically dispatches work details to mobile workers, who use the solution to send status updates, communicate, retrieve relevant data (such as customer information or billing history) from other enterprise applications, and record results. Advantex communicates data in real time over wireless networks. MDSI complements Advantex with implementation, systems integration, training, documentation, customer support and other services to deliver a turnkey solution that provides a quick and compelling return on investment.

MDSI leverages its extensive experience in three core markets to deliver Advantex r7, the latest product version, as an industry-specific, easily upgradeable product suite that lets customers quickly employ best practices in mobile workforce management. Advantex r7 has an advanced architecture that makes it Web-enabled, open, interoperable and highly scalable to suit the needs of even the very largest field service operations. It can be deployed on a customer's site or hosted as an ASP (application service provider) solution. Now that Advantex r7 is in full-scale production at several major customer sites, MDSI is focused on developing exciting new product features that will make MDSI's core strength even stronger.

THE ADVANTEX SOLUTION

CUSTOMER SERVICE REPS:
- Schedule appointments
- Provide accurate progress updates to customers

DISPATCHER:
- Routine work is automatically dispatched
- Focus on high-priority service issues
- Monitor work and worker progress
- Track vehicles
- Identify and appropriately handle work orders sharinga common cause




Vehicle Tracking
Common Cause
Dispatch
Complex Orders
Configuration Tools
Resource Management
Scheduling
Time Reporting
Decision Support
Street Level Routing
Mobile Application
Wireless
Wireless
ADVANTEX
APPLICATION INTEGRATION
ENTERPRISE APPLICATIONS

MOBILE WORKERS:
- Start work from home to minimize down time
- Accept optimized schedule and routing
- Query relevant enterprise data, e.g., customer and billing records
- Provide real-time status updates
- Enter work results
- Complete time sheet

SUPERVISORS:
- Manage workers, crews and shifts
- Monitor work progress
- Measure performance and adjust operations
- Configure system to meet changing needs

Winning strategies from veteran performers



MDSI's new management team is comprised of industry and Company veterans who are experts in the business and have a track record of success.

Erik Dysthe, President and Chief Executive Officer, and Peter Hill Rankin, Executive Vice President, Operations, are both MDSI founders who returned to management during 2001. They previously led MDSI in these same roles during the Company's fastest growing years. Together with Verne Pecho, Vice President, Finance & Administration and CFO, and the rest of the management team, they have created strategies to refocus the Company on core competencies, and building sustainable profitability and growth.

With only one management representative, MDSI has a highly independent Board of Directors *comprised of experts in the Company's markets,* financial markets and corporate law. The Company has been praised for structuring the Board in accordance with the recommendations of the 1995 Dey Report on Corporate Governance.

SENIOR MANAGEMENT



Erik Dysthe,
President and
Chief Executive Officer
Chairman

MDSI Founder (1993)
Chairman since company
inception

Major MDSI shareholder

CEO 1993 - 1998
CEO March 2001

18 years mobile data industry experience



Peter Hill Rankin,
Executive VP Operations

MDSI Founder (1993)

15 years mobile data industry experience

15 years senior operations experience in project implementation, product development, and business unit management

B.A.Sc., Engineering



Verne Pecho,
VP Finance and
Administration, CFO

Six years as MDSI CFO

14 years high technology experience

30 years experience in corporate finance

Harvard MBA and CA

Condensed Consolidated Financial Statements

Readers are encouraged to review the complete audited financial statements, the Report of Independent Auditors thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Form 10-K as filed with the United States Securities and Exchange Commission. Readers wishing to review the equivalent documents presented in accordance with Canadian generally accepted accounting principles are encouraged to review the Company's Annual Statutory Report. Copies of these documents may be obtained by contacting Investor Relations at the Company's head office, or from the Investor Relations section of the Company's Web site, www.mdsi-advantex.com.

The condensed consolidated financial statements presented herein reflect generally accepted accounting principles in the United States. The differences between Canadian and United States generally accepted accounting principles as they apply to MDSI are to be found in Note 17 to the consolidated financial statements in the Company's Canadian Annual Statutory Report.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MDSI MOBILE DATA SOLUTIONS INC.:

We have audited, in accordance with United States and Canadian generally accepted auditing standards, the consolidated balance sheets of MDSI Mobile Data Solutions Inc. as of December 31, 2001 and 2000 and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year reporting period ended December 31, 2001 and in our reports dated February 1, 2002, we expressed an audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying financial schedules is fairly stated in all material respects in relation to the consolidated financial statements from which they have been derived.

Deloitte & Touche LLP

Chartered Accountants



Vancouver, BC

February 1, 2002

Consolidated Balance Sheets

(Expressed in United States dollars)

As at December 31,	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 13,691,714	$ 13,238,081
Accounts receivable, net		
Trade (net of allowance for doubtful accounts of $3,933,287; 2000 - $985,000)	10,764,038	16,821,925
Unbilled	4,331,924	12,184,446
Prepaid expenses and other assets	2,059,082	1,411,200
Income taxes receivable	366,506	–
Lease receivable	–	133,723
Total current assets	31,213,264	43,789,375
Investments and advances, at cost (net of valuation allowance of $2,999,992; 2000 - $250,000)	–	3,081,447
Capital assets, net	9,249,055	11,097,497
Long term receivable	3,749,860	–
Deferred income taxes	364,640	347,350
Intangible assets, net	–	1,824,057
	44,576,819	60,139,726
Assets of discontinued operations	–	641,405
Total assets	$ 44,576,819	$ 60,781,131
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 2,451,853	$ 3,444,457
Accrued liabilities	5,685,905	3,625,591
Income taxes payable	–	1,091,164
Deferred revenue	7,713,068	7,901,837
Current portion of long-term debt	39,041	66,968
Current obligations under capital lease	2,589,320	2,094,637
Total current liabilities	18,479,187	18,224,654
Obligations under capital leases	1,622,879	4,156,486
	20,102,066	22,381,140
Liabilities of discontinued operations	–	223,024
Total liabilities	20,102,066	22,604,164
Stockholders' equity		
Common stock		
Authorized:		
Unlimited common shares with no par value		
Issued:		
2001: 8,676,020 shares; 2000: 8,612,453 shares	48,519,060	48,416,502
Additional paid-up capital	522,621	220,700
Treasury stock (13,475 shares)	(85,043)	(85,043)
Accumulated other comprehensive (loss)	(690,104)	(690,104)
Deficit	(23,791,781)	(9,685,088)
	24,474,753	38,176,967
Total liabilities and stockholders' equity	$ 44,576,819	$ 60,781,131

Consolidated Statements of Operations

(Expressed in United States dollars)

Years ended December 31,	2001	2000	1999
Revenue			
Software and services	$ 31,731,309	$ 41,338,221	$ 39,912,480
Hosting & information technology services	13,564,763	8,463,069	4,845,183
Maintenance and support	10,186,907	8,887,737	5,565,499
Third party products and services	2,637,314	2,853,452	8,248,264
	58,120,293	61,542,479	58,571,426
Direct costs	31,250,063	28,055,450	27,317,935
Gross profit	26,870,230	33,487,029	31,253,491
Operating expenses			
Research and development	8,084,378	9,048,819	6,902,380
Sales and marketing	12,429,512	12,914,221	9,370,324
General and administrative	6,923,713	7,699,019	6,778,503
Restructuring charge	6,105,927	–	–
Amortization and provision for valuation of intangible assets	1,824,057	291,916	279,240
Costs of merger	–	1,691,028	–
Provision for doubtful accounts	3,189,263	985,000	–
	38,556,850	32,630,003	23,330,447
Operating (loss) income	(11,686,620)	857,026	7,923,044
Valuation allowance on investments	(2,749,992)	–	–
Other expense	(191,456)	(524,862)	(759,549)
(Loss) income before tax provision	(14,628,068)	332,164	7,163,495
Recovery of (Provision for) income taxes	521,375	(491,542)	(2,144,424)
(Loss) income from continuing operations	(14,106,693)	(159,378)	5,019,071
Loss from discontinued operations	–	(395,022)	(3,872,683)
Net (loss) income for the year	$ (14,106,693)	$ (554,400)	$ 1,146,388
(Loss) earnings per common share			
(Loss) earnings from continuing operations			
Basic	($1.64)	($0.02)	$0.62
Diluted	($1.64)	($0.02)	$0.55
Net (loss) earnings			
Basic	($1.64)	($0.07)	$0.14
Diluted	($1.64)	($0.07)	$0.13
Weighted average shares outstanding			
Basic	8,623,296	8,526,723	8,080,022
Diluted	8,623,296	8,526,723	9,100,711

Consolidated Statements of Stockholders' Equity

(Expressed in United States dollars)

	Common Stock Shares	Common Stock Amount	Additional Paid Up Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Deficit	Total
Balance, January 1, 1999	7,386,853	$ 32,797,978	$ 220,700	$ (85,043)	$ (2,207,170)	$ (10,130,076)	$ 20,596,389
Issued on exercise of stock options	215,980	2,112,793	–	–	–	–	2,112,793
Issuance of share capital	20,619	7,500	–	–	–	–	7,500
Issued under stock purchase plan	28,144	271,009	–	–	–	–	271,009
Dividends paid	–	–	–	–	–	(147,000)	(147,000)
Change in foreign exchange fluctuations	–	–	–	–	1,777,732	–	1,777,732
Issued on public offering	575,000	9,772,479	–	–	–	–	9,772,479
Net income for the year	–	–	–	–	–	1,146,388	1,146,388
Balance, December 31, 1999	8,226,596	44,961,759	220,700	(85,043)	(429,438)	(9,130,688)	35,537,290
Issued on exercise of stock options	369,236	3,268,972	–	–	–	–	3,268,972
Issued under stock purchase plan	16,621	185,771	–	–	–	–	185,771
Change in foreign exchange fluctuations	–	–	–	–	(260,666)	–	(260,666)
Net loss for the year	–	–	–	–	–	(554,400)	(554,400)
Balance, December 31, 2000	8,612,453	48,416,502	220,700	(85,043)	(690,104)	(9,685,088)	38,176,967
Issued on exercise of stock options	63,567	102,558	–	–	–	–	102,558
Stock based compensation charge	–	–	301,921	–	–	–	301,921
Net loss for the year	–	–	–	–	–	(14,106,693)	(14,106,693)
Balance, December 31, 2001	8,676,020	$ 48,519,060	$ 522,621	$ (85,043)	$ (690,104)	$ (23,791,781)	$ 24,474,753

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31,	2001	2000	1999
Cash flows from operating activities			
Net (loss) income from continuing operations for the year	$ (14,106,693)	$ (159,378)	$ 5,019,071
Items not affecting cash:			
Depreciation, amortization and provision for valuation of intangible assets	5,262,704	2,946,950	1,622,927
Write down in value of surplus capital assets	563,780	–	–
Valuation allowance on investments	2,749,992	–	–
Deferred income taxes	(17,290)	230,077	84,616
Stock based compensation charge	301,921	–	–
Changes in non-cash operating working capital items	8,933,938	(4,215,903)	(5,147,589)
Net cash provided by (used in) operating activities	3,688,352	(1,198,254)	1,579,025
Cash flows from financing activities			
Issuance of common shares	102,558	3,454,743	12,163,781
Payment of dividends	–	–	(147,000)
Repayment of long-term debt	(27,927)	(17,366)	(293,366)
(Repayment of) proceeds from capital leases	(2,038,924)	2,329,509	2,038,965
Net cash (used in) provided by financing activities	(1,964,293)	5,766,886	13,762,380
Cash flows from investing activities			
Repayment of lease receivable	133,723	386,860	395,139
Acquisition of investments	–	(2,518,225)	(301,143)
Proceeds on sale of investments	331,455	3,273,392	–
Acquisition of intangible asset	–	(220,000)	–
Acquisition of capital assets	(2,153,985)	(6,882,460)	(4,443,711)
Net cash used in investing activities	(1,688,807)	(5,960,433)	(4,349,715)
Net cash provided by (used in) continuing operations	35,252	(1,391,801)	10,991,690
Net cash provided by (used in) discontinued operations	418,381	277,625	(1,762,058)
Net cash inflow (outflow)	453,633	(1,114,176)	9,229,632
Effects of foreign exchange fluctuations on cash	–	(260,666)	1,777,732
Cash and cash equivalents, beginning of year	13,238,081	14,612,923	3,605,559
Cash and cash equivalents, end of year	$ 13,691,714	$ 13,238,081	$ 14,612,923
Supplemental disclosure of cash flow information			
Cash payments for interest	$ 387,773	$ 363,159	$ 148,798
Cash payments for taxes	$ 326,694	$ 649,577	$ 2,110,283

Directors:

Erik Dysthe
President and Chief Executive Officer
Chairman
MDSI Mobile Data Solutions Inc.

Peter Ciceri
Executive-in-residence,
University of British Columbia,
Faculty of Commerce

Robert C. Harris, Jr.
Senior Managing Director,
Bear Stearns & Co., Inc.

Terrence P. McGarty
Chairman & Chief Executive Officer,
Zephyr Telecommunications, Inc.

Marc Rochefort
Senior Partner,
Desjardins Ducharme Stein Monast,
Barristers & Solicitors

David R. Van Valkenburg
Chairman,
Balfour Associates, Inc.

Officers and Key Employees:

Erik Dysthe
President and Chief Executive Officer
Chairman
MDSI Mobile Data Solutions Inc.

Verne Pecho
Vice President, Finance and
Administration & Chief Financial Officer

Peter Hill Rankin
Executive Vice President, Operations

Richard S. Waidmann
Executive Vice President, Hosting and
IT Services

Gene Mastro
Senior Vice President, Worldwide Sales

Tommy Lee
Senior Vice President,
Product Development

Eric Y. Miller
Senior Vice President, Hosting and
IT Services

Simon Backer
Senior Vice President, Wireless Services

Warren Cree
Senior Vice President,
Product Management

Cyril Tordiffe
Senior Vice President,
Project Implementation

Ronald P. Toffolo
Vice President, Human Resources

David Haak
Vice President, Sales, Americas

M. Greg Beniston
Vice President, Legal and
Corporate Secretary

Glenn Y. Kumoi
Managing Director, EMEA

Corporate Office:

MDSI Mobile Data Solutions Inc.
10271 Shellbridge Way
Richmond, BC
Canada V6X 2W8

Telephone
604 207 6000

Facsimile
604 207 6060

Web Site
www.mdsi-advantex.com

USA Offices:

One Pierce Place
Suite 1300W
Itasca, Illinois
USA 60143

12443 Olive Blvd.
Suite 100
St. Louis, Missouri
USA 63141

Europe Office:

Gelderlandplein 75L
1082 LV Amsterdam
The Netherlands

INVESTOR INFORMATION

Auditors:

Deloitte & Touche LLP
Chartered Accountants,
Vancouver, Canada

Legal Counsel:

Dorsey & Whitney LLP
Seattle, USA

Davis & Company
Barristers & Solicitors
Vancouver, Canada

Transfer Agents and Registrars:

Computershare Trust Company
of Canada
Vancouver and Toronto, Canada

American Securities Transfer
and Trust Inc.
Lakewood, CO, USA

Common Shares:

MDSI's common shares are traded on the following markets:

Nasdaq: MDSI
The Toronto Stock Exchange: MMD

INVESTOR RELATIONS

For additional copies of this report, for the Canadian Annual Statutory Report, for the Annual Report on Form 10-K as filed with the United States Securities Exchange Commission, for Quarterly Reports, or for further information, please contact MDSI Investor Relations.

Shareholders' Line: 1-800-665-4789
Telephone: 604-207-6000, ext. 6300
Facsimile: 604-207-6060
E-mail: ir@mdsi.ca

Annual Meeting:

MDSI's Annual General Meeting will take place at 10:00 am, Thursday, June 27, 2002 at the Sutton Place Hotel, 845 Burrard Street, Vancouver, BC, Canada V6Z 2K6

MDSI